EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2024, and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2023, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated May 8, 2024, and discloses specified information up to that date. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of May 8, 2024, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR+ at www.sedarplus.ca.

Business Description

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada (except for the province of Quebec) and the United States, and its common shares are listed on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the three months ended March 31, 2024, have been conducted on the Avino Property and the La Preciosa Property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the Avino Mine located on the property. The Avino Property also hosts the San Gonzalo Mine, which is currently on care and maintenance. The Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa Property. The Company also owns interests in mineral properties located in British Columbia and Yukon, Canada.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Operational Highlights

HIGHLIGHTS (Expressed in US$, unless otherwise noted)	First Quarter 2024	First Quarter 2023	Change	First Quarter 2024	Fourth Quarter 2023	Change
Operating
Tonnes Milled	169,575	159,757	6%	169,575	143,738	18%
Silver Ounces Produced	250,642	234,338	7%	250,642	224,723	12%
Gold Ounces Produced	1,778	2,286	-22%	1,778	1,452	22%
Copper Pounds Produced	1,347,110	1,397,637	-4%	1,347,110	1,317,793	2%
Silver Equivalent Ounces[1] Produced	629,302	678,247	-7%	629,302	558,460	13%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	610,877	506,727	21%	610,877	584,061	5%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$14.89	$14.22	5%	$14.89	$15.04	-1%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$20.23	$20.17	-%	$20.23	$21.67	-7%

1. In Q1 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,977 oz Au and $3.71 lb Cu. In Q1 2023, AgEq was calculated using metal prices of $22.56 per oz Ag, $1,888 per oz Au and $4.05 per lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under IFRS and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2024	First Quarter 2023	Change	First Quarter 2024	Fourth Quarter 2023	Change
Financial Operating Performance
Revenues	$12,393	$9,825	26%	$12,393	$12,530	-1%
Mine operating income	$2,339	$1,851	26%	$2,339	$2,561	-9%
Net income	$599	$(352)	270%	$599	$563	6%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$1,713	$286	499%	$1,713	$1,120	53%
Adjusted earnings[1]	$2,057	$1,054	95%	$2,057	$1,972	4%
Cash provided by operating activities	$2,347	$448	424%	$2,347	$621	278%
Per Share Amounts
Earnings per share – basic & diluted	$0.00	$(0.00)	-%	$0.00	$0.00	-%
Adjusted earnings per share[1]	$0.02	$0.01	100%	$0.02	$0.02	-%
HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2024	March 31, 2023	Change	March 31, 2024	December 31, 2023	Change
Liquidity & Working Capital
Cash	$3,474	$2,697	29%	$3,474	$2,688	29%
Working capital[1]	$9,785	$5,109	92%	$9,785	$9,727	1%

1. The Company reports non-IFRS measures which include EBITDA, adjusted earnings, adjusted earnings per share, and working capital. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

1st  Quarter 2024 Highlights

La Preciosa Update:

On February 28, 2024, the Company provided an update on recently completed and ongoing work in connection with La Preciosa. Capital costs for 2024 are expected to be between US$3.0 – US$4.0 million and will include surface works and equipment procurement intended for the first phase of mine development for the Gloria and Abundancia veins. Avino already has the mining equipment necessary to commence operations at La Preciosa. The application for the Environmental Permit has been submitted by the Company to the relevant authorities. A further permit application will be submitted shortly after receipt of the Environmental Permit, which is required to commence the construction of the portal, haulage ramp, and the mining of the Gloria and Abundancia veins.

On January 9, 2024, the Company announced that it had signed a long-term land-use agreement with a local community for the development of La Preciosa in Durango, Mexico. La Preciosa hosts one of the largest undeveloped primary silver resources in Mexico and is located approximately 19 kilometres from the current Avino Mine production operations.

Consistent Production at Avino:

Silver equivalent production of 629,302 ounces is within our guidance range and the Company remains on track with our targeted full year production of 2.5 to 2.8 million silver equivalent ounces.

Oxide Tailings Project

On February 5, 2024, the Company released the results of the Preliminary Prefeasibility Study (the “PSF”) prepared in accordance with National Instrument 43-101 – Standard for Disclosure for Mineral Projects with NPV US$98 million (pre-tax) and US$61 million (post-tax) at a 5% discount rate, IRR 35% (pre-tax) and 26% (post-tax), proven and probable mineral reserves of 6.7 Million tonnes at a silver and gold grade of 55 g/t and 0.47 g/t respectively, nominal processing rate over a 9-year life of mine. The completion of the study is a milestone in our 5-year growth plan to become an intermediate silver producer in Mexico.

Dry Stack Tailings Facility:

With the rearrangement of our handling of tailings as a result of the completed dry-stack tailings facility, which has been in use for over a year, the prior method of wet tailings deposition is no longer in use.  A tab is now available on our website that provides further information on our tailings management system, along with a video (in Spanish) from the minesite that can be viewed.  In addition, a selection of short videos of the facility in operation can be viewed under Videos and Media.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Financial Results

	Three months ended March 31,
	2024	2023
Revenue from mining operations	$12,393	$9,825
Cost of sales	10,054	7,974
Mine operating income	2,339	1,851

Operating expenses:
General and administrative expenses	1,272	1,184
Share-based payments	423	339
Income before other items	644	328

Other items:
Interest and other income (loss)	3	209
Gain (loss) on long-term investments	132	(319)
Fair value adjustment on warrant liability	-	(293)
Unrealized foreign exchange loss	80	(136)
Finance cost	(2)	(74)
Accretion of reclamation provision	(51)	(11)
Interest expense	(90)	(45)
Income (loss) before income taxes	716	(341)

Income taxes:
Current income tax expense	(199)	(25)
Deferred income tax expense	82	14
Income tax expense	(117)	(11)
Net income (loss)	599	(352)

Other comprehensive income (loss):
Currency translation differences	(111)	(263)
Total comprehensive income (loss)	$488	$(615)
Income (loss) per share
Basic	$0.00	$(0.00)
Diluted	$0.00	$(0.00)
Weighted average number of common shares outstanding
Basic	130,027,962	118,572,700
Diluted	133,022,671	122,602,929

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Revenues

The Company recognized revenues of $12.4 million on the sale of Avino Mine bulk copper/silver/gold concentrate, compared to $9.8 million revenues for Q1 2023, an increase of $2.6 million.

The increase is a result of higher payable silver equivalent ounces sold in the current period of 610,877 ounces, compared to 506,727 ounces in Q1 2023, an increase of 21%.

Metal prices for revenues recognized during the period were $23.14 per ounce of silver, $2,066 per ounce of gold, and $8,384 per tonne of copper, with comparable prices for Q1 2023 were  $23.29 per ounce of silver, $1,878 per ounce of gold, and $8,992 per tonne of copper.

Cost of Sales & Mine Operating Income

Cost of sales was $10.1 million, compared to $8.0 million in Q1 2023, an increase of $2.1 million. The increase is mainly attributable to a stronger Mexican peso during the current quarter, with an average of 17.01 Mexican Pesos to 1 US dollar in Q1 2024 compared to an average of 18.68 Mexican Pesos to 1 US dollar in Q1 2023, a difference of 10%. Further increases in cost of sales is partially attributable to 6% higher processed & milled tonnes in Q1 2024 compared to Q1 2023, which resulted in higher overall overhead costs despite similar ounces sold in the two comparable quarters.

Mine operating income, after depreciation and depletion, was $2.3 million, compared to $1.9 million in Q1 2023. The increase in mine operating income is a result of the items noted above, and partially due to provisional pricing adjustments described in the consolidated financial statements.

General and Administrative Expenses & Share-Based Payments

General and administrative expenses was $1.3 million, compared to $1.2 million in Q1 2023. This is in line with expectations, demonstrating another consistent quarter in managing administrative expenses.

Share-based payments was $0.4 million, compared to $0.3 million in Q1 2023, consistent with prior quarter, and as a result of the vesting of previously issued options and restricted share units.

Other Items

Other Items totaled a gain of $0.1 million for the period, a change of $0.7 million compared to a loss of $0.7 million related to other items in Q1 2023.

Unrealized gain on long-term investments was $0.1 million, a positive movement of $0.5 million compared to a loss of $0.3 million in Q1 2023. This is a direct result of fluctuations in the Company’s investment in shares of Talisker Resources, as well as the Company’s investment in shares of Silver Wolf Exploration and Endurance Gold.

Fair value adjustment on warrant liability was $Nil compared to a gain of $0.3 million in Q1 2023. The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar-denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility. All US dollar-denominated warrants expired in September 2023, thus there is no adjustment for Q1 2024.

The remaining net impact of Other Items resulted in no further gain or loss, a positive movement of $0.2 million when compared to a further loss of $0.1 million in Q1 2023.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Current and Deferred Income Taxes

Current income tax expense of $0.2 million in Q1 2024, compared to Nil in income tax expense for Q1 2023, remains fairly consistent. The movement relates primarily to movements in the calculation of the Special Mining Duty tax that applies to mining profits generated in Mexico.

Deferred income tax recovery was $0.1 million, a change of $0.1 million compared to Nil in Q1 2023. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related  to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes during the current and comparable periods primarily relate to movements in the tax bases and mining profits and/or losses in Mexico.

Net Income/Loss

Net income was $0.6 million for the period, or $0.00 per share, compared to a net loss of $0.4 million, or $0.00 per share during Q1 2023. The changes are a result of the items noted above, which are primarily increases in revenues, cost of sales, mine operating income and movements in the fair value adjustment of the long-term investments and unrealized foreign exchange. The remain items were consistent, showing no significant variances as noted above.

EBITDA & Adjusted Income/Loss (see “Non-IFRS Measures”)

EBITDA was $1.7 million, an increase of $1.4 million when compared to $0.3 million for Q1 2023. The changes in EBITDA are primarily a factor of the items above, excluding any changes in depreciation and depletion, changes in interest expense and income, as well as any changes in income taxes. See Non-IFRS Measures for a reconciliation for EBITDA.

Adjusted earnings for the period was $2.1 million, an increase of $1.0 million when compared to adjusted earnings of $1.1 million in the corresponding quarter in 2023. Changes to adjusted earnings are a result of the items noted above in EBITDA, further excluding share-based payments, gains and losses related to warrants, and movements in unrealized foreign exchange. See Non-IFRS Measures for a reconciliation for adjusted earnings.

Cash Costs & All-in Sustaining Cash Costs (see “Non-IFRS Measures”)

Cash costs per silver equivalent payable ounce was $14.89, compared to $14.22 for Q1 2023. The increase in cost per ounce is a result of higher tonnes processed in Q1 2024 when compared to Q1 2023, primarily due to lower mill recoveries in the current quarter, stemming from lower feed grades, primarily in gold. The increase is also attributable to a stronger Mexican peso during the quarter, which directly impacted labour and contractor costs.

All-in sustaining cash costs per silver equivalent payable ounce was $20.23, compared to $20.17 for Q1 2023. The increases mentioned from the items above were primarily offset by reductions in penalties, with no significant difference between the comparable quarter in sustaining capital and exploration costs.

See Non-IFRS Measures for a reconciliation for cash costs and all-in sustaining cash costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Avino Mine Production Highlights

Q1 2024	Q1 2023	Change %		Q1 2024	Q4 2023	Change %
169,595	159,757	6%	Total Mill Feed (dry tonnes)	169,595	143,798	18%
52	51	2%	Feed Grade Silver (g/t)	52	56	-7%
0.47	0.58	-19%	Feed Grade Gold (g/t)	0.47	0.45	4%
0.43	0.47	-9%	Feed Grade Copper (%)	0.43	0.49	-12%
88%	89%	-1%	Recovery Silver (%)	88%	87%	1%
70%	77%	-9%	Recovery Gold (%)	70%	70%	-%
84%	84%	-%	Recovery Copper (%)	84%	84%	-%
250,642	234,338	7%	Total Silver Produced (oz)	250,642	224,723	12%
1,778	2,286	-22%	Total Gold Produced (oz)	1,778	1,452	22%
1,347,110	1,397,637	-4%	Total Copper Produced (lbs)	1,347,110	1,317,793	2%
629,302	678,247	-7%	Total Silver Equivalent Produced (oz)[1]	629,302	558,460	13%

1.    In Q1 2024, AgEq was calculated using metal prices of $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. In Q4 2023, AgEq was calculated using metals prices of $23.23 oz Ag, $1,977 oz Au and $3.71 lb Cu. In Q1 2023, AgEq was calculated using metal prices of $22.56 per oz Ag, $1,888 per oz Au and $4.05 per lb Cu

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo and Avino Mine resources, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

Qualified Person(s)

Peter Latta, P.Eng, MBA, Vice President, Technical Services, Avino, is a qualified person within the context of National Instrument 43-101, and has reviewed and approved the technical data in this document.

Non – IFRS Measures

EBITDA and Adjusted earnings

Earnings, or loss, before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted earnings excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements, fair value adjustments on outstanding warrants and other non-recurring items

Management believes EBITDA and adjusted earnings provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Adjusted earnings excludes share-based payments, and non-operating or recurring items such as foreign exchange gains and losses and fair value adjustments on outstanding warrants. Under IFRS, entities must reflect within compensation expense the cost of share-based payments. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted earnings to aid in understanding the results of the Company.

The following table provides a reconciliation of net earnings in the financial statements to EBITDA and adjusted earnings:

Expressed in 000’s of US$, unless otherwise noted	Q1 2024	Q1 2023	Q1 2024	Q4 2023
Net income (loss) for the period	$599	$(352)	$599	$563
Depreciation and depletion	857	705	857	744
Interest income and other	(3)	(209)	(3)	(180)
Interest expense	90	45	90	106
Finance cost	2	74	2	1
Accretion of reclamation provision	51	11	51	13
Current income tax expense	199	26	199	118
Deferred income tax recovery	(82)	(14)	(82)	(245)
EBITDA	$1,713	$286	$1,713	$1,120
Fair value adjustment on warrant liability	-	293	-	1
Share-based payments	423	339	423	460
Write down of equipment	1	-	1	319
Foreign exchange loss (gain)	(80)	136	(80)	72
Adjusted earnings	$2,057	$1,054	$2,057	$1,972
Shares outstanding (diluted)	133,022,671	122,602,929	133,022,671	127,763,043
Adjusted earnings per share	$0.02	$0.01	$0.02	$0.02

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent payable ounce sold. In each table, “silver equivalent payable ounces sold” consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

Cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per payable ounce and all-in sustaining cash cost per payable ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS as issued by the IASB, and are disclosed in addition to IFRS measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Cash cost per payable ounce

Management believes that the Company’s ability to control the cash cost per payable silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $306 for the three months ended March 31, 2024 (year ended December 31, 2023 - $1,041) and all of which is attributable to the Avino Mine.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The non-IFRS measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up accurately due to rounding.

The following table reconciles cost of sales to cash cost per payable AgEq oz and all-in sustaining cash cost per payable AgEq oz for the preceding quarters:

Expressed in 000’s of US$, unless otherwise noted	Avino – Consolidated
	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Cost of sales	$10,054	$9,969	$9,952	$8,175	$7,974	$10,293	$7,058	$5,468
Exploration expenses	(135)	(148)	(41)	(27)	(95)	(472)	(336)	(305)
Write down of equipment and supplies and materials inventory	-	(319)	(4)	(91)	-	(330)	-	-
Depletion and depreciation	(821)	(717)	(720)	(677)	(670)	(592)	(514)	(481)
Cash production cost	9,098	8,785	9,187	7,380	7,209	8,899	6,208	4,682
Payable silver equivalent ounces sold	610,877	584,061	543,686	452,011	506,727	756,536	603,360	594,700
Cash cost per silver equivalent ounce	$14.89	$15.04	$16.90	$16.33	$14.23	$11.76	$10.29	$7.87
General and administrative expenses	1,695	2,080	1,907	2,338	1,523	2,094	1,553	2,218
Treatment & refining charges	890	978	1,001	651	709	784	568	700
Penalties	692	834	535	634	898	1,649	1,705	897
Sustaining capital expenditures	306	318	289	270	163	639	672	1,586
Exploration expenses	135	148	41	27	95	472	336	305
Share-based payments and G&A depreciation	(459)	(487)	(665)	(878)	(374)	(442)	(591)	(899)
Cash operating cost	$12,357	$12,656	$12,295	$10,422	$10,223	$14,095	$10,451	$9,489
AISC per silver equivalent ounce	$20.23	$21.67	$22.61	$23.06	$20.17	$18.63	$17.32	$15.95

*Certain amounts shown may not add exactly to the total due to rounding differences

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Working Capital

Management uses working capital to assessment the Company’s ongoing liquidity position and future requirements, and believe it provides useful information to an investor. The Company’s working capital position is as follows:

	March 31, 2024	December 31, 2023
Current assets	$22,441	$23,535
Current liabilities	(12,656)	(13,808)
Working capital	$9,785	$9,727

Results of Operations

Summary of Quarterly Results

(000’s)	2024	2023	2023	2023	2023	2022	2022	2022
Quarter ended	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2
Revenue	$12,393	$12,530	$12,316	$9,218	$9,825	$14,649	$9,118	$9,370
Net income (loss)	599	563	(803)	1,134	(352)	1,296	(1,129)	2,283
Earnings (loss) per share - basic	$0.00	$0.00	$(0.01)	$0.01	$0.00	$0.01	$(0.01)	$0.02
Earnings (loss) per share - diluted	$0.00	$0.00	$(0.01)	$0.01	$0.00	$0.01	$(0.01)	$0.02
Total Assets	$128,644	$128,340	$123,493	$120,469	$118,606	$121,196	$118,404	$118,092

During Q1 2024, revenue was consistent when compared to Q3 and Q4 2023 quarters, as a result of slightly higher realized silver and gold metal prices and higher silver equivalent ounces sold. When compared to Q4 2022, revenues were lower due to lower ounces sold. The increased revenues and ounces sold in Q4 2022 were due to better than expected grades in mining production and recoveries in the mill process, thus resulting in higher overall ounces sold.

Net income and earnings per share in Q1 2024 was positive, and in line with Q4 2023. Quarters prior to those two were inconsistent due to timing of concentrate shipments, as well as movements in non-operational items such as unrealized gain/loss on investments, as well as fair value adjustments on the Company’s warrant liability, which expired in Q3 2023. For further details see “Financial Results” section.

Total assets have increased overall when compared to previous quarters, as result of the acquisition of La Preciosa as well as operating and financing cash flow generation, and capital investment in the operation.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes. These fluctuations are mainly caused by market conditions such as fluctuations in metal prices, currency fluctuations as well as variations in mineralization of the zones mined.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Cash Flow

(000’s)	March 31, 2024	March 31, 2023
Cash generated by operating activities	$2,347	$448
Cash generated by (used in) financing activities	392	(166)
Cash used in investing activities	(1,967)	(8,839)
Change in cash	772	(8,557)
Effect of exchange rate changes on cash	14	9
Cash, beginning of period	2,688	11,245
Cash, end of period	$3,474	$2,697

Operating Activities

Cash generated by operating activities for the three month ended March 31, 2024, was $2.3 million, an increase of $1.9 million compared to $0.4 million used for the three months ended March 31, 2023. Cash movements from operating activities can fluctuate with changes in net income and working capital movements. In Q1 2024, cash generated from operating activities increased primarily due to higher mine operating income as a result of higher levels of production activities and ounces sold. Other movements are primarily a result of working capital changes between the two periods.

Financing Activities

Cash provided by financing activities was $0.4 million for the three months ended March 31, 2024, compared to $0.2 million used for the three months ended March 31, 2023. The movement is a result of proceeds from shares issued on the ATM, partially offset by higher payments of lease and equipment loan. During the three months ended March 31, 2024, the Company received net proceeds from issuance of shares for cash of $0.9 million (March 31, 2023 – $0.2 million). The Company also made lease and equipment loan payments totalling $0.5 million (March 31, 2023 - $0.4 million).

Investing Activities

Cash used in investing activities for the three months ended March 31, 2024, was $2.0 million compared to $8.8 million for the three months ended March 31, 2023. Cash used in investing activities included $2.0 million (March 31, 2023 - $3.8 million) spent on the acquisition of property and equipment and exploration expenditures, as well as $5.0 million related to the repayment of the promissory note associated with the acquisition of La Preciosa during the three months ended March 31, 2023, with no comparable payment in the current period.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to continue with sustainable and profitable mining operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
During 2024, the Company received net proceeds of $0.9 million in connection with a brokered at-the-market offering issued under prospectus supplements.

As of the date of this MD&A, the Company has used the funds as intended.

During 2024, all funds were used for exploration and evaluation activities, the acquisition of property and equipment, and the repayments of capital equipment acquired under lease and loan.

During 2021, the Company received net proceeds of $18.1 million in connection with a brokered at-the-market offering issued under prospectus supplements, $0.8 million in connection with warrants exercised and $0.2 million in connection with stock options exercised.

As of the date of this MD&A, the Company has used the funds as intended. During 2021, the Company announced an increase to its exploration from 12,000 to 30,600 metres of exploration and resource drilling. As of the date of this MD&A, over 20,000 metres of the program had been completed.

In supporting mining operations in Mexico, the Company acquired La Preciosa for net cash consideration of $15.3 million. During 2022, the remaining $3.8 million was used for exploration and evaluation activities, the acquisition of property and equipment, the repayment of capital equipment acquired under lease and loan.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a) Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel is as follows:

	Three months ended March 31,
	2024	2023
Salaries, benefits, and consulting fees	$293	$284
Share-based payments	387	321
	$680	$605

(b) Amounts due to/(from) related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

The following table summarizes the amounts were due to/(from) related parties:

	March 31, 2024	December 31, 2023
Oniva International Services Corp.	$100	$102
Silver Wolf Exploration Ltd.	44	-
Directors Fees	(338)	(269)
	$(194)	$(167)

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s President and CEO and also a director, for consulting services. For the three months ended March 31, 2024, the Company paid $71 (March 31, 2023 - $71) to ICC.

(c)  Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company, with a 2.5% markup. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva are summarized below:

	Three months ended March 31,
	2024	2023
Salaries and benefits	$254	$245
Office and miscellaneous	133	133
	$387	$378

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)  Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with three (December 31, 2023 – two) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited condensed consolidated interim statement of financial position. At March 31, 2024, no amounts were held as collateral.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at March 31, 2024, in the amount of $3,474 and working capital of $9,785 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of note payable and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at March 31, 2024, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$10,713	$10,713	$-	$-
Minimum rental and lease payments	5,652	214	1,292	4,146
Equipment loans	341	184	157	-
Finance lease obligations	2,962	1,734	1,228	-
Total	$19,668	$12,845	$2,677	$4,146

(c)  Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

In management’s opinion, the Company is not materially exposed to interest rate risk, as any material debt obligations that bear interest are fixed and not subject to floating interest rates. A 10% change in the interest rate would not a result in a material impact on the Company’s operations.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	March 31, 2024		December 31, 2023
	MXN	CDN	MXN	CDN
Cash	$8,108	$252	$13,338	$70
Due from related parties	5,643	-	4,558	-
Long-term investments	-	1,414	-	1,236
Reclamation bonds	-	6	-	6
Amounts receivable	3,042	20	18,644	26
Accounts payable and accrued liabilities	(78,884)	(145)	(95,662)	(150)
Due to related parties	-	(195)	-	(135)
Finance lease obligations	(800)	(179)	(1,129)	(217)
Net exposure	(62,891)	1,173	(60,251)	836
US dollar equivalent	$(3,767)	$865	$(3,567)	$577

Based on the net US dollar denominated asset and liability exposures as at March 31, 2024, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the three months ended March 31, 2024, by approximately $298. The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At March 31, 2024, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $106.

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At March 31, 2024, a 10% change in market prices would have an impact on net earnings (loss) of approximately $105.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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(d) Classification of Financial Instruments

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2024:

	Level 1	Level 2	Level 3
Financial assets
Cash	$3,474	$-	$-
Amounts receivable	-	1,856	-
Long-term investments	1,043	-	-
Total financial assets	$4,517	$1,856	$-

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at March 31, 2024, the Company’s has no Level 3 financial instruments.

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10 of the consolidated financial statements.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	March 31, 2024	December 31, 2023
Not later than one year	$214	$714
Later than one year and not later than five years	1,292	1,241
Later than five years	4,146	3,965
	$5,652	$5,920

Office lease payments recognized as an expense during the three months ended March 31, 2024, totalled $10 (March 31, 2023 - $4).

Subsequent Events

At-The-Market Sales – Subsequent to March 31, 2024, the Company issued 1,256,000 common shares in at-the-market offerings under prospectus supplement for gross proceeds of $993.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at May 8, 2024 the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	133,068,205	-	-
Restricted Share Units (“RSUs”)	3,678,000	-	0.88 – 2.90
Stock options	8,976,000	C$0.78 - C$1.64	0.28 – 4.88
Fully diluted	145,722,205

The following are details of outstanding stock options as at March 31, 2024 and May 8, 2024:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (March 31, 2024)	Number of Shares Remaining Subject to Options (May 8, 2024)
August 21, 2024	C$0.79	126,000	126,000
August 4, 2025	C$1.64	1,620,000	1,620,000
March 25, 2027	C$1.20	2,255,000	2,255,000
May 4, 2027	C$0.92	25,000	25,000
March 29, 2028	C$1.12	2,300,000	2,300,000
July 10, 2028	C$1.12	150,000	150,000
March 25, 2029	C$0.78	2,500,000	2,500,000
Total:		8,976,000	8,976,000

The following are details of outstanding RSUs as at March 31, 2024 and May 8, 2024:

Expiry Date	Number of Shares Remaining Subject to RSUs (March 31, 2024)	Number of Shares Remaining Subject to RSUs (May 8, 2024)
March 25, 2025	577,000	577,000
March 29, 2026	1,832,444	1,220,000
April 1, 2027	-	1,881,000
Total:	2,409,444	3,678,000

Recent Accounting Pronouncements

New and amended IFRS that are effective for the current year:

Certain new accounting standards and interpretations have been published that are either applicable in the current year, or are not mandatory for the current period and have not been early adopted. We have assessed these standards, and they are not expected to have a material impact on the Company in the current or future reporting periods.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the three months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Peter Latta, Vice President, Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.avino.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding our mineral properties may not be comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

Additional Information

Additional information on the Company, including the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2024, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.avino.com.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 8, 2024. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR+ with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Material linked to the Company’s website within this MD&A is not deemed to be incorporated by reference nor form a part of this MD&A.

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